UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __1__)*

FINVOLUTION GROUP
(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share
(Title of Class of Securities)

69354V108
(CUSIP Number)

HAO Liang, Unit 4112, COSCO Tower, 183 Queen’s Road, Central, Hong Kong, 852-3610 2225
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

22/11/2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69354V108

1	NAMES OF REPORTING PERSONS Seahawk China Dynamic Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,498,651
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,498,651
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,498,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON (See Instructions) OO

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The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 5. Interest in Securities of the Issuer

(a-b ) As of the date of this Schedule 13D: The Reporting Person owns 13,498,651 shares of Class A ordinary shares which is approximately 7.64% of the total shares of the Company’s Class A ordinary shares based upon 176,724,453.00 shares.

(c)

Transactions by the fund effected in Last 60Days. All shares are bought in Open Market.

Trade Date	Quantity	Price
09/23/2019	10,900.00	3.46500
09/24/2019	639.00	3.46630
09/30/2019	181,400.00	2.91100
09/30/2019	102,230.00	2.85000
10/01/2019	115,085.00	2.82700
10/02/2019	18,089.00	2.77460
10/02/2019	42,609.00	2.82700
10/03/2019	69,308.00	2.86030
10/04/2019	59,898.00	2.81370
10/07/2019	160,180.00	2.79250
10/08/2019	176,767.00	2.68450
10/09/2019	4,980.00	2.72060
10/10/2019	1,200.00	2.78000
10/11/2019	29,800.00	2.83230
10/14/2019	142,564.00	2.83170
10/15/2019	25,811.00	2.81580
10/17/2019	50,100.00	2.84780
10/18/2019	369,504.00	2.95830
10/21/2019	231,670.00	2.76740
10/22/2019	58,726.00	2.83340
10/23/2019	201,936.00	2.73830
10/24/2019	403,563.00	2.76000
10/25/2019	84,118.00	2.72410
10/28/2019	9,900.00	2.80280
10/29/2019	141,326.00	3.01580
10/30/2019	397,012.00	2.98200
10/31/2019	12,300.00	2.82630
10/31/2019	77,843.00	2.83540
10/31/2019	157,160.00	2.83390
10/31/2019	343,456.00	2.80320
11/01/2019	97,142.00	2.90030
11/01/2019	3,700.00	2.83640
11/04/2019	36,127.00	2.94740
11/05/2019	265,224.00	2.97910

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11/06/2019	44,753.00	2.92240
11/06/2019	15,866.00	2.91310
11/07/2019	133,343.00	2.91190
11/08/2019	53,972.00	2.94990
11/11/2019	5,700.00	2.95000
11/11/2019	12,900.00	2.95300
11/12/2019	23,200.00	2.99400
11/13/2019	46,112.00	2.97370
11/14/2019	50,200.00	2.97850
11/14/2019	240,171.00	2.97440
11/15/2019	1,500.00	2.98000
11/18/2019	706,455.00	2.90030
11/19/2019	2,501,674.00	2.42210
11/19/2019	9,368.00	2.80000
11/19/2019	990,632.00	2.51080
11/20/2019	889,773.00	2.21170
11/21/2019	1,002,304.00	2.11413
11/22/2019	776,038.00	2.17770

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

The fund has granted HAO Liang, Fund Director and Portfolio Manager, the sole power to vote or direct the vote of 13,498,651 shares of the Company’s Class A ordinary shares.

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 04, 2019
Dated

/s/ HAO Liang
Signature

Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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